Exhibit 12

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENTS

	Three months ended March 31,	Year ended December 31,
($ in millions)	2011 (a)	2010 (a)	2009 (a)	2008 (a)	2007 (a)	2006 (a)
Earnings
Consolidated net income (loss) from continuing operations	$170	$1,026	$(7,033)	$4,873	$(1,918)	$1,840
Income tax (benefit) expense from continuing operations	(68)	153	74	(136)	496	22
Equity-method investee distribution	—	—	—	111	65	651
Equity-method investee (losses) earnings	(22)	(57)	(10)	533	5	(512)
Minority interest expense	—	1	1	1	2	9

Consolidated income (loss) from continuing operations before income taxes, minority interest, and income (loss) from equity investees	80	1,123	(6,968)	5,382	(1,350)	2,010
Fixed charges	1,715	6,915	7,202	10,218	13,725	14,705

Earnings available for fixed charges	$1,795	$8,038	$234	$15,600	$12,375	$16,715

Fixed charges
Interest, discount, and issuance expense on debt	1,706	6,883	7,166	10,166	13,665	14,639
Portion of rentals representative of the interest factor	9	32	36	52	60	66

Total fixed charges	1,715	6,915	7,202	10,218	13,725	14,705
Preferred dividend requirements (b)	203	2,138	1,224	—	192	22

Total fixed charges and preferred dividend requirements	$1,918	$9,053	$8,426	$10,218	$13,917	$14,727

Ratio of earnings to fixed charges (c)	1.05	1.16	0.03	1.53	0.90	1.14
Ratio of earnings to combined fixed charges and preferred dividend requirements (d)	0.94	0.89	0.03	1.53	0.89	1.13

(a)	During 2010 and 2009, we committed to sell certain operations of our International Automotive Finance operations, Insurance operations, Mortgage operations, and Commercial Finance Group. We report these businesses separately as discontinued operations in the Condensed Consolidated Financial Statements. Refer to Note 2 to the Condensed Consolidated Financial Statements for further discussion of our discontinued operations. All reported periods of the calculation of the ratio of earnings to fixed charges exclude discontinued operations.
(b)	Amount for 2010 includes a $616 million reduction to retained earnings (accumulated deficit) related to a conversion of preferred stock and related amendment that occurred on December 30, 2010, as described in Note 20 to our Consolidated Financial Statements.
(c)	The ratio indicates a less than one-to-one coverage for the years ended December 31, 2009 and 2007. Earnings available for fixed charges for the years ended December 31, 2009 and 2007, were inadequate to cover total fixed charges. The deficit amounts for the ratio were $6,968 million and $1,350 million for the years ended December 31, 2009 and 2007, respectively.
(d)	The ratio indicates a less than one-to-one coverage for the three months ended March 31, 2011, and the years ended December 31, 2010, 2009, and 2007. Earnings available for fixed charges and preferred dividend requirements for the three months ended March 31, 2011, and the years ended December 31, 2010, 2009, and 2007, were inadequate to cover total fixed charges and preferred dividend requirements. The deficit amounts for the ratio were $123 million for the three months ended March 31, 2011, and $1,015 million, $8,192 million, and $1,542 million for the years ended December 31, 2010, 2009, and 2007, respectively.